EXHIBIT 99.1

Norsk Hydro -- Fram Vest in operation

OSLO, Norway, Oct. 03, 2003 (PRIMEZONE) -- Norsk Hydro (NYSE:NHY) (Pink Sheets:NHYAF) (Pink Sheets:NHYKF): Fram Vest field came on stream 2 October. The subsea installation will increase utilization of the production and transport installations on Troll C in the years to come.

The Fram Vest development was completed on schedule and 15 percent below the original budget estimate of NOK 4.3 billion. Preliminary estimates show that the development will cost NOK 3.6 billion. The field will produce for 15 years and plateau production from 1 January 2004 is forecast at just over 60,000 barrels of oil a day. The commercially recoverable reserves in Fram Vest are estimated to total 100 million barrels of oil and 3.5 billion cubic metres of gas. The field is linked to Troll C by oil and gas pipelines, which will transport the well stream to the platform for processing.

The oil will be transported in two 90 km long pipelines from Troll C to Mongstad. The gas will be reinjected as pressure support.

"In the development of Fram Vest, Hydro has taken advantage of the existing infrastructure in the Troll area. This first development may pave the way for the development of other low volume reservoirs in the area that are not profitable at present," says Torgeir Kydland, president of Hydro Operations and Production.

Location: Licence 090 in Block 35/11, 100 km northwest of Bergen, 20 km north of Troll C.

Owners:

 Hydro (operator) 25%
 ExxonMobil       25%
 Statoil          20%
 Gaz de France    15%
 Idemitsu         15%

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

CONTACT:  Norsk Hydro ASA
          Oil and Energy
          Telephone: (+47) 22 53 81 05
          Fax: (+47) 22 53 85 53

          Gisle Johanson
          Telephone (+47) 55 99 56 16
          Cellular  (+47) 41 44 00 50
          E-mail Gisle.Johanson@hydro.com